Eagle Aero Holdings Corp.
7633 East 63rd St., Suite 300,
Tulsa, Oklahoma 74133

January 8, 2007

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:          Eagle Aero Holdings Corp.
Registration Statement on Form SB -2
Amendment No. 2 Filed December 4, 2006
File No.333 - 135733

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, (the “Act”) Eagle Aero Holdings Corp. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of its registration statement on Form SB-2 (File No. 333 - 135733) initially filed with the Commission on December 4, 2006 and all exhibits filed thereto (the “Registration Statement”).

This letter of request for withdrawal will also confirm that the Registration Statement was not declared effective by the Commission, that no securities were sold in connection with the Registration Statement and that the Registrant has not offered or sold any of its securities in violation of the registration provisions of the Act.

The Registrant hereby further requests, in accordance with Rule 457(p) of the Act, that all fees paid by the Registrant to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account with the Commission for further use.

Please contact Aaron D. McGeary, Esq. at (817) 268 - 3520 with any questions regarding this request for withdrawal.

Very truly yours,

Stuart Carney
President, Secretary, Treasurer and Director